Exhibit 99.2

Yukon-Nevada Gold Corp. Announces Proposed Incentive for Early Exercise of
Share Purchase Warrants to Fund Mine Expansion and Mill Upgrades

Vancouver, BC – February 4, 2011 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) Robert F. Baldock, the President and CEO of Yukon-Nevada Gold Corp. (the "Company"), announces that the Company proposes to raise additional working capital by offering an incentive for the early exercise (the “Transaction”) of eight series of unlisted outstanding share purchase warrants of the Company (the “Warrants”).

As an incentive to accept the exercise proposal, warrant holders are being offered an 18% discount to the current exercise price. The discount will compensate warrant holders for loss of leverage in their investment, cost of financing the transaction and/or opportunity cost if other investments are liquidated to fund the Transaction as well as any resulting tax consequences.

Mr. Baldock states, “The proposed Transaction will assist in providing the capital required to fund the Company’s capital budget for 2011. Exercise of the Warrants will go a long way toward cleaning up the corporate capital structure and will provide much needed capital towards the successful completion of our mine and mill refurbishment plans and gold production expansion at Jerritt Canyon.

The Company requires immediate working capital to fund its business plan. Primary use of proceeds will be towards (but not limited to):

  Construction of new lined tailings storage facility as well as a secondary water storage facility to be completed before winter 2011/12,
  Upgrade to Digital Control Facility Monitoring System to improve plant operating efficiencies by replacing the current pneumatic system,
  Installation of additional quench tank and related items during the 2-week scheduled annual maintenance shutdown in May 2011,
  Complete winterization of the plant including construction of a containment building and installation of new ore drying equipment that should be protected from climatic extremes,
  Completion of remaining environmental obligations as outlined in the Consent Decree with the Nevada Division of Environmental Protection to keep our current compliance in good standing,
  Obtain underground equipment necessary to commence operations at the SSX/Steer underground gold mine and continue development of the Starvation Canyon mine.

Mr. Baldock says, “We had record breaking bad weather at Jerritt Canyon this winter that slowed and halted production at times. This has been an unacceptable historic problem at this facility over the years and we now intend to fix the problem once and for all by housing equipment that never should have been out in the elements in the first place. Fortunately we have enough spare capacity and stockpiled ore to make up the lost production now that the weather is improving, and we still intend to hit our previously stated gold production targets. This will be a “good as new” all weather facility when we complete these necessary upgrades.”

He adds, “It is our intention to complete most of the necessary capital projects in the 2011 calendar year so the Company can focus on growing production at the milling facility and expansion of our reserve/resource base through near-term acquisitions and organic exploration. We have the only spare capacity for processing refractory sulfide ore in the Nevada region and we see very little competition on the horizon because of permitting challenges. It is essential that we complete the upgrading of our fully permitted and operating facility so we can take advantage of the vast supply of refractory ore available to us in this positive gold environment.”

The Company has eight series of unlisted Warrants outstanding, with expiry dates ranging from April 24, 2011 to August 13, 2013, and exercise prices ranging from $0.08 per share to $0.40 per share. The Company proposes to reduce the exercise price of each series of warrants by approximately 18% for a period of 30 days, after which the exercise price shall revert to the original exercise price. If all of the Warrants are exercised at their respective reduced exercise prices, 235,823,053 additional shares, being 34.262% of the Company’s current issued and outstanding shares, will be issued for gross proceeds to the Company of $59,343,502.51.

The transaction is conditional upon acceptance by the TSX and, in accordance with Section 607(e) of the TSX Company Manual, the obtaining of disinterested shareholder approval. The Company proposes to seek such disinterested shareholder approval at a meeting of shareholders slated for March 8, 2011. The Company will make a further announcement advising when the offer commences and the date the offer expires as well as details for acceptance of the offer. The exercise price of any Warrants not exercised on or before the 30-day exercise period will revert to their original respective exercise prices.

Votes of the common shares held by holders of the Warrants and their respective associates and affiliates will not be included for the purposes of obtaining such disinterested shareholder approval. As a result, the votes attached to 384,003,989 shares, representing the total number of shares held by the holders of Warrants, and their respective associates and affiliates, will be excluded from the vote in regards of the required shareholder approval.

Graham Dickson, a director and the Chief Operating Officer of the Company, currently holds, directly and indirectly, an aggregate of 2,396,000 (0.348%) common shares of the Company, and will be entitled to participate in the early exercise of the Warrants. The maximum number of shares that may be issued to Mr. Dickson upon exercise of the Warrants is 100,000 shares, being 0.015% of the Company’s current issued and outstanding shares. Upon completion of the exercise of his Warrants, Mr. Dickson would then hold 2,496,000 shares, being 0.363% of the Company’s then issued share capital, on a partially diluted basis, or 0.270% on a fully diluted basis.

Jean-Edgar de Trentinian, a director of the Company, currently holds, directly and indirectly through Orifer SA, an aggregate of 188,700,500 (27.416%) common shares of the Company, and will be entitled to participate in the early exercise of the Warrants. The maximum number of shares that may be issued to Mr. de Trentinian upon exercise of the Warrants is 141,300,000 shares, being 20.529% of the Company’s current issued and outstanding shares. Upon completion of the exercise of his Warrants, Mr. de Trentinian would then hold 330,000,500 shares, being 39.779% of the Company’s then issued and outstanding share capital, on a partially diluted basis, or 35.559% on a fully diluted basis.

François Marland, a director of the Company, currently holds 53,545,000 (7.779%) common shares of the Company, and will be entitled to participate in the early exercise of the Warrants. The maximum number of shares that may be issued to Mr. Marland upon exercise of the Warrants is 27,500,000 shares, being 3.995% of the Company’s current issued and outstanding shares. Upon completion of the exercise of his Warrants, Mr. Marland would then hold 81,045,000 shares, being 11.322% of the Company’s then issued share capital, on a partially diluted basis, or 8.774% on a fully diluted basis.

Shaun Heinrichs, the Company’s Chief Financial Officer, currently holds 260,000 (0.038%) common shares of the Company, and will be entitled to participate in the early exercise of the Warrants. The maximum number of shares that may be issued to Mr. Heinrichs upon exercise of the Warrants is 150,000 shares, being 0.022% of the Company’s current issued and outstanding shares. Upon completion of the exercise of his Warrants, Mr. Heinrichs would then hold 410,000 shares, being 0.060% of the Company’s then issued share capital, on a partially diluted basis, or 0.044% on a fully diluted basis.

Sprott Asset Management as a Portfolio Manager (“Sprott”), an insider of the Company, currently holds an aggregate of 99,481,834 (14.453%) common shares of the Company, and will be entitled to participate in the early exercise of the Warrants. The maximum number of shares that may be issued to Sprott upon exercise of the Warrants is 35,000,000 shares, being 5.085% of the Company’s current issued and outstanding shares. Upon completion of the exercise of its Warrants, Sprott would then hold 134,481,834 shares, being 18.593% of the Company’s then issued share capital, on a partially diluted basis, or 14.559% on a fully diluted basis.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

Axino AG
Wolfgang Seybold
President and CEO
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.